SEC

17008319

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-11345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wachtel & CO INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 14th Street, NW
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie K. Wachtel 202-898-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 West Edmonston Drive #603 (Address) Rockville (City) MD (State) 20852 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

WENDIE L. WACHTEL NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 11-14-21

Signature

CEO

Title

Notary Public

WENDIE L. WACHTEL
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 14, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Wachtel & Co., Inc.

Financial Statements and

Independent Auditor's Report

Year Ended December 31, 2016

Wachtel & Co., Inc.
Financial Statements
Year Ended December 31, 2016

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

Report of Independent Registered Public Accounting Firm

To The Board of Directors
Wachtel & Co., Inc.
Washington, DC

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Wachtel & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Wachtel & Co., Inc.'s financial statements. The supplementary information is the responsibility of Wachtel & Co., Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 27, 2017

Wachtel & Co., Inc.

Statement of Financial Position

December 31, 2016

Assets		
Cash	$	3,320,372
Cash and securities segregated under SEC regulations		1,669,013
Receivable from brokers		100,278
Receivable from customers		956
Securities owned - investment account		1,054,200
Securities owned - trading account		2,093,695
Other receivables		4,453
Clearing Deposits		511,679
Prepaid expenses		1,469
Prepaid income taxes		0
Net fixed assets		1,589
Total Assets	$	8,757,704
Liabilities		
Accounts payable and accrued expenses	$	20,000
Income Taxes payable		0
Payable to brokers		181,783
Payable to customers		1,122,637
Payable to stockholders		2,149,313
Deferred tax liability		372,822
Total Liabilities	$	3,846,555
Stockholders' Equity		
Capital stock, $1 par; 100,000 authorized, 56,192 shares outstanding		56,192
Additional paid in capital		69,312
Retained earnings		3,885,645
Total Stockholders' Equity		4,911,149
Total Liabilities and Stockholders' Equity	$	8,757,704

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Operations
Year Ended December 31, 2016

Revenues		
Commissions	$	262,868
Net Trading Account gain (loss)		121,456
Investment Account Realized Gain (Loss)		29,700
Investment Account Unrealized Gain (Loss)		(18,972)
Interest		75,467
Dividends		23,568
Mutual Funds		7,666
Consulting Fees		184,000
Other		98
Total Revenues		685,851
Expenses		
Accounting and professional services		18,000
Advertising		0
Clearing charges		37,043
Commissions		205,000
Communications & Technology		7,769
Consulting		0
Dues and licenses		7,665
Health benefits		27,515
Insurance		2,810
Miscellaneous		0
Office expense		6,229
Officers' salaries		102,000
Pension contribution		0
Regulatory fees		28,527
Rent		59,241
Salaries		76,000
Taxes, payroll and other		14,229
Travel and transportation		4,363
Total Expenses		596,391
Income before taxes		89,460
Provision for income taxes		(18,768)
Net Income	$	70,692

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2016

	Capital	Paid-in Capital	Retained Earnings
Balances at December 31, 2015	$ 56,192	$ 969,312	$ 3,814,953
Net Income	0	0	70,692
Balances at December 31, 2016	$ 56,192	$ 969,312	$ 3,885,645

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Liabilities Subordinated

Year Ended December 31, 2016

Subordinated Borrowings as of January 1, 2016	$	0
Change in Subordinated Borrowings		0
Subordinated Borrowings as of December 31, 2016	$	0

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Cash Flows from Operations	
Interest received	$ 71,556
Fees and commissions received	454,632
Net cash flow to purchase and sell trading securities	258,284
Dividends received	23,568
Cash paid to suppliers and employees	(596,058)
Income taxes paid	(27,236)
Net cash from operations	184,746
Cash Flows from Investing	
Transfer to Segregated Customer Reserve Account	(2,454)
Proceeds from sale of investment securities	39,600
Net cash from investing	37,146
Net increase in Cash and Cash Equivalents	221,892
Cash and Cash Equivalents at beginning of year	3,098,480
Cash and Cash Equivalents at end of year	$ 3,320,372
Reconciliation of Net Income to Net Cash Provided by Operations	
Net Income	$ 70,692
Adjustments to reconcile net income to net cash provided by operations	
Decrease (increase) in other receivables	(3,911)
Decrease (Increase) in prepaid expenses	333
Decrease in prepaid income taxes	0
Increase (Decrease) in deposits	(0)
Decrease (Increase) in investment account	28,872
Decrease (Increase) in trading account	(121,101)
Increase (Decrease) in accts payable and accrued expenses	0
Increase (Decrease) in net payables due customers/brokers	304,371
Increase (Decrease) in deferred taxes	(8,468)
Increase (Decrease) in payable to stockholders	(86,042)
Total adjustments	114,054
Net Cash Provided (Used) by Operations	$ 184,746

See Notes to Financial Statements

Wachtel & Co., Inc.

Notes to Financial Statements

Note 1 – Organization and Nature of Business

The Corporation, incorporated in the District of Columbia, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the NASDAQ Stock Exchange and the Financial Industry Regulatory Authority (FINRA). The Corporation does not engage in commodities, options, or foreign exchange transactions.

Note 2 – Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements prepared, on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

The Corporation's Investment Account is comprised of securities purchased and held without the intent of short term resale. The Corporation's Trading Account is comprised of securities purchased primarily for the purpose of selling in the near term. Securities are valued at market value and those not readily marketable are valued at fair market value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income. Realized gain on investment securities is determined using FIFO cost.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

For the purpose of the statement of cash flows, the Corporation does not include funds segregated under rule 15c3-3 of the Securities and Exchange Commission as cash and cash equivalents.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

Note 3 – Cash and Securities Segregated Under SEC Regulations

Funds segregated in Special Reserve accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission are invested in a money market account at Cardinal Bank earning interest at 0.21% with a balance of $68,696, a money market account at Suntrust Bank earning interest at 0.60% with a balance of $550,317 as of December 31, 2016; an $800,000 certificate of deposit at Lakeside Bank earning interest at 1.05% with a maturity of April 22, 2017; and a $250,000 certificate of deposit at Eagle Bank earning interest at 1.00% with a maturity of June 12, 2017.

Note 4 – Fair Value Measurements

The Corporation measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

> Level 1: Securities traded on an active market. When available, the Corporation measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here.
>
> Level 2: Securities not traded on an active market but observable market inputs are readily available.
>
> Level 3: Securities not traded on an active market and observable inputs are not readily available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used thru December 31, 2016.

Equity securities: Value based on quoted market prices at year end.

Mutual funds: Value based on net asset value (NAV) at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4 – Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 1,283,836	$ 13,344	$ 4,000	$ 1,301,180
Mutual Funds	1,846,715	0	0	1,846,715
Total Assets at fair value	$ 3,130,551	$ 13,344	$ 4,000	$ 3,147,895

Note 5 – Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$25,611
Automobiles	15,887
	41,498
Less: Accumulated Depreciation ..	(39,909)
Net Fixed Assets	$ 1,589

Note 6 – Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business. The amounts are non-interest bearing.

Note 7 – Pension Plan

The Corporation has a discretionary simplified employee pension plan for eligible employees. The total pension expense for the year ended December 31, 2016 was $0.

Note 8 – Concentration of Credit Risk

At times the combined account balances in any one bank are in excess of the $250,000 amount insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 9 – Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes		
Federal..................................	$	16,397
Local.......................................		10,839
Total current provision......		27,236
Deferred income taxes...............		(8,468)
Total provision for taxes............	$	18,768

Deferred income taxes are principally applicable to the unrecognized gain on the investment account inventory. The Federal and District of Columbia tax returns of the Corporation are subject to examination by the taxing authorities generally for three years after they were filed.

Note 10 – Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2016, the ratio of aggregate indebtedness to net capital was .62 to 1, and net capital of $4,255,479 exceeded capital requirements of $250,000 by $4,005,479.

Note 11 – Lease

The Corporation occupies space under a lease in effect through July 31, 2017. As of December 31, 2016 the monthly base rent was $4,324 plus additional rent for a pro-rata share of increases in the operating expenses of the building starting July 31, 2013. The lease includes an escalation clause of 2.5% per year. Annual minimum future rental payments are as follows:

Year Ending December 31	
2017....................	30,263
Total...................$	30,263

Note 12 – Commitments, Contingencies & Guarantees - None

Note 13 – Subsequent Events - None

Management has evaluated events through February 24, 2017, the date on which the financial statements were available to be issued.

Wachtel & Co., Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2016

Total Assets	$	8,757,704
Total Liabilities		3,846,555
Net Worth		4,911,149
Non-Allowable Assets		46,534
Other Deductions		90,000
Current Capital		4,774,615
Allowable Assets		8,711,170
Haircuts		519,136
Adjusted Net Capital		4,255,479
Liabilities Not Included in Aggregate Indebtedness...		1,194,480
Aggregate Indebtedness		2,652,075
Calculated Required Capital		176,805
Minimum Required Capital		250,000
Excess Capital	$	4,005,479
Ratio (AI / Net Capital)		.62

Wachtel & Co., Inc.

Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3

December 31, 2016

Customer Credit Balances	$ 1,122,637
Customers' Securities F/R	118,238
Total Credits	1,240,875
Customer Debit Balances (-1%)	947
Customers' Securities F/D	45,448
Total Debits	46,395
Excess of Credits Over Debits	1,194,480
Amount in Reserve a/c (12/31/16)	1,669,013
January Deposit or (Withdrawal)	0
New Balance in Account	1,669,013
Reserve for Early Withdrawal Penalty	15,000
Available Balance	1,654,013
Excess Deposit Over Requirement	$ 459,533

See Notes to Financial Statements.

Wachtel & Co., Inc.

Information for Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2016

Market Valuation and Number of Items of:

1. Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2016 (for which instructions to reduce possession or control had been issued) but for which the required action was not taken within the time frame specified under rule 15c3-3. (Notes A and B below.)

Number of Items – None Value – None

2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2016, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. (Notes B and C below.)

Number of Items – None Value – None

Notes

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frame specified in rule 15c3-3.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising from "temporary lags which frequently result from normal business operations".

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

Notice Pursuant to SEC Rule 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2016 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 27, 2017

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

In planning and performing our audit of the financial statements of Wachtel & Co., Inc. (the Company) for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph. And to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

An internal control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 27, 2017

Wachtel & Co., Inc.

1101 14 th Street, N.W. #800

202-898-1144

Clearing WACL DTC 0709

Wachtel & Co Inc §§ 240.17a-5(d)(1)(i)(B)(1) Compliance Report December 31, 2016

(1) We have established and maintained Internal Control OverCompliance (paragraph (d)(3)(ii);

(2) The Internal Control Over Compliance was effective during the most recent fiscal year;

(3) The Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;

(4) We were in compliance with Rule 15c3-1 (Net capital requirements for brokers or dealers) and Rule 15c3-3 (Customer Protection – Reserves and Custody of Securities) paragraph (e) "Special Reserve Bank Account for the Exclusive Benefit of Customers" as of December 31, 2016.

The information used to determine compliance with Rule 15c3-1 and Rule 15c3-3 (e) was derived from our books and records. This included (but was not limited to) examination of Net Capital Calculations, Customer Reserve Calculations, Bank Account Statements and reconciliations, Position Records and other such records as we deemed advisable.

Rule 17a-5(d)(3)(ii) defines Internal Control Over Compliance as "internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with Rule 15c3- 1, 15c3-3, 17a-13, or any Account Statement Rule will be prevented or detected on a timelybasis".

A deficiency in Internal Control Over Compliance exists when the design or operation of a control does not allow management or employees , in the normal course of performing their assigned functions, to prevent or detect on a timely basis non-compliance with § 240.15c3-1, § 240.15c3-3, § 240.17a-13, or any Account Statement Rule.

Rule 17a-5 defines material weakness as "a deficiency, or a combination of deficiencies, in the broker- dealer's Internal Control Over Compliance such that there is a reasonable possibility that non- compliance with Rule 15c3-1 or paragraph (e) of Rule 15c3-3 will not be prevented or detected on a timely basis, or that non-compliance to a material extent with Rule 15c3-3, except for paragraph (e), Rule 17a-13 or any Account Statement Rule will not be prevented or detected on a timelybasis".

We did not identify any material weakness in the Internal Control Over Compliance during the most recent fiscal year, or any instance of non-compliance with Rule 15c3-1 or paragraph (e) of Rule 15c3-3 during the year or as of December 31, 2016.

Steven G Hirshenson, Chartered, a PCAOB-registered independent public accountant, has been engaged to prepare a report based on an examination of certain statements made in this Compliance Report.

We understand that we are subject to penalties for willfully making falsestatements.

Bonnie K Wachtel

Bonnie K. Wachtel, CEO
January 20, 2017

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

Report on Compliance Required by SEC Rule 17a-5(d)(1)(i)(C)

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

We have examined Wachtel & Co., Inc.'s statements, including the accompanying 17a-5(d)(B)(1) Compliance Report, that (1) Wachtel & Co., Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) Wachtel & Co., Inc.'s internal control over compliance was effective as of December 31, 2016; (3) Wachtel & Co., Inc. was in compliance with Securities and Exchange Commission (SEC) Rules 15c3-1 and 15c3-3(e) as of December 31, 2016; and (4) the information used to state that Wachtel & Co., Inc. was in compliance with Rules 15c3-1 and 15c3-3(e) was derived from Wachtel & Co., Inc.'s books and records. Wachtel & Co., Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wachtel & Co., Inc. with reasonable assurance that non-compliance with Rules 15c3-1, 15c3-3, 17a-13 or any Rule of a Designated Examining Authority that requires account statements to be sent to the customers of Wachtel & Co., Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wachtel & Co., Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wachtel & Co., Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; Wachtel & Co., Inc. complied with Rules 15c3-1 and 15c3-3(e) as of December 31, 2016; and the information used to assert compliance with Rules 15c3-1 and 15c3-3(e) as of December 31, 2016 was derived from Wachtel & Co., Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wachtel & Co., Inc.'s compliance with Rules 15c3-1 and 15c3-3(e), determining whether the information used to assert compliance with Rules 15c3-1 and 15c3-3(e) was derived from Wachtel & Co., Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Wachtel & Co., Inc.'s statements referred to above are fairly stated, in all material respects.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 27, 2017